UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant To Rule 13a-16 Or 15d-16 of the

Securities Exchange Act of 1934

For the month of March 2025

Commission File Number: 333-251238

COSAN S.A.

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

 Av. Brigadeiro Faria Lima, 4100, – 16th floor
São Paulo, SP 04538-132 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40‑F:

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes   ☐   No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes   ☐   No  ☒

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 10, 2025

COSAN S.A.

By:	/s/ Rodrigo Araujo Alves
	Name:	Rodrigo Araujo Alves
	Title:	Chief Financial Officer

1

Results

4Q24

cosan

MESSAGE FROM MANAGEMENT

The year 2024 began with positive prospects for interest rate reductions in the United States and Brazil, as well as projections of controlled inflation and appreciation of the real against the dollar. However, throughout the year, there was a deterioration in inflation expectations and Brazil's debt trajectory, imposing a new cycle of interest rate hikes, raising expectations for future interest rates.

Despite a more challenging macroeconomic scenario, we achieved significant operational results in most of the portfolio's investments. Rumo had a solid performance during the year, with an increase in transported volume (including some months of record monthly volume), an increase in market share in exports through the Port of Santos, and a higher average annual tariff. Compass recorded higher volumes of natural gas distributed across all segments and the ramp-up of TRSP at Edge, demonstrating the success of the free market expansion strategy. Moove saw increased profitability with an improved product mix and efficient supply management. Radar's land portfolio again recorded a year of appreciation, albeit at a slower pace than the previous year.

Raízen, on the other hand, had operational and financial results below expectations. However, the company's shareholders promoted significant changes in key executives, seeking a deep strategic review and performance recovery. In the first few months, the new management team has already reviewed the entire organizational structure, significantly reduced back-office positions, and defined a new focus on portfolio simplification, investment optimization, and resizing trading operations to reduce them, focusing on key businesses to improve results.

At Cosan, we managed our debt by extending the average maturity of our debts while taking advantage of favorable conditions in the Brazilian debt market to reduce our average spread relative to the CDI.

The expectation of higher interest rates makes discipline in capital allocation even more relevant, balancing leverage and portfolio quality. In this context, important movements occurred at: (i) Compass, the acquisition of control of Compagás and the sale of Norgás distributors; (ii) Moove, the DIPI Holdings group was acquired, bringing more optionality in lubricants; (iii) Rumo, the sale of 50% of T39 was signed, and a partnership with CHS for a new terminal in Santos was established; (iv) Radar, nine farms were sold throughout 2024, following the asset recycling strategy; and (v) Raízen, advances were made through the monetization of sugarcane areas, the sale of distributed solar generation projects, and the dilution of participation in Mobility in Paraguay.

The scenario reinforces the need to take actions regarding the reduction of the holding's debt level. Therefore, for 2025, maximizing our discipline and assertiveness in capital allocation decisions will be key themes. In this sense, we took a first step in the trajectory of changes by selling our minority stake in Vale in January 2025, aiming to reduce debt and optimize Cosan's capital structure. The proceeds from the sale are being used for prepayments of bonds and debentures. It is worth noting that the deleveraging process, converging to a more sustainable debt service coverage ratio, will be carried out without losing sight of the quality of the portfolio's asset composition and ensuring that the portfolio companies continue to execute their structuring projects, which support their future value creation.

Sao Paulo, March 10, 2025 - COSAN S.A. (B3: CSAN3; NYSE: CSAN) announces its results for the fourth quarter of 2024 (4Q24) and fiscal year ended December 31, 2024, in accordance with the accounting practices adopted in Brazil and International Financial Reporting Standards (IFRS). Comparisons in this earnings release consider 4Q24 vs. 4Q23 and 2024 vs 2023, unless otherwise indicated.

HIGHLIGHTS

EBITDA[6]
Under management[1]
4Q24: **R$ 7.6 bln**
(R$ 9.0 bln in 4Q23)
2024: **R$ 30.0 bln**
(R$ 32.1 bln at 2023)

Net Income[7]
Cosan Corporate[2]
4Q24: **R$ (1.6) bln**
(R$ 2.4 bln in 4Q23)
2024: **R$ (0.9) bln**
(R$ 1.0 bln at 2023)

Dividends and IoC received
Cosan Corporate
4Q24: **R$ 1.0 bln**
(R$ 1.8 bln in 4Q23)
2024: **R$ 4.3 bln**
(R$ 3.5 bln at 2023)

Net Debt
Cosan Corporate
R$ 23.5 bln
(R$ 21.7 bln in 3Q24)

LTIF[3]
Cosan Portfolio[4]
0.29
(0.36 in 3Q24)

DSCR[5]
Cosan Corporate
1.1x LTM
(1.2x no 3Q24)

Notes: (1) EBITDA under management: 100% of the adjusted EBITDA of Cosan S.A.'s businesses. For Vale, it considers Cosan's interest through the equity pickup method; (2) Composition of Cosan Corporate as detailed on page 24; (3) Lost time injury frequency: Number of accidents per million hours worked; (4) Considering information from Rumo, Compass, Moove, Radar, Parent Company Cosan, and Raizen; (5) Debt Service Coverage Ratio: Net dividends and interest on capital (IoC) received LTM / Interest paid LTM; (6) Includes non-recurring effects detailed on pages 26 and 27 of this report; (7) Includes non-recurring effects detailed on page 08 of this report.

Executive Summary

BRL mln	4Q24	4Q23	Change	3Q24	Change	2024	2023	Change
Cosan Corporate[1]								
Net income (Loss)	(9,297)	2,362	n/a	293	n/a	(9,424)	1,094	n/a
Net debt	27,790	26,576	5%	24,156	15%	27,790	26,576	5%
Dividends and interest on capital received[2]	1,016	1,811	-44%	343	n/a	4,335	3,507	24%
LTM Interest Coverage Ratio	1.1x	1.0x	0.1x	1.2x	-0.1x	1.1x	1.0x	0.1x
Managerial cash flow	1,839	93	n/a	(1,531)	n/a	562	1,197	-54%
Cosan portfolio								
Adjusted EBITDA[2,4]								
Rumo	1,667	1,207	38%	2,214	-25%	7,713	5,650	37%
Compass	1,251	1,088	15%	1,270	-2%	4,790	4,290	12%
Moove	297	272	9%	385	-23%	1,386	1,202	15%
Radar	1,496	1,939	-23%	143	n/a	1,909	2,790	-32%
Raízen	3,093	3,929	-21%	3,662	-16%	12,743	16,834	-24%
Vale[5]	(219)	592	n/a	534	n/a	1,524	1,379	11%
Investments[6]								
Rumo	1,882	1,221	54%	1,468	28%	5,493	3,690	49%
Compass	713	538	32%	454	57%	2,136	2,318	-8%
Raízen	2,796	3,028	-8%	2,383	17%	12,523	11,844	6%
Others[7]	54	77	-29%	56	-3%	206	260	-21%

Notes: (1) Composition of Cosan Corporate as detailed on page 23; (2) Considers the net amount of taxes and other shareholders received at Cosan Corporate, including the effect of capital reduction; (3) Considers 100% of the individual results of the businesses, including Raízen S.A.; (4) Adjusted EBITDA excludes non-recurring effects, detailed on pages 26 and 27 of this report; (5) Until November 2023, dividends and interest on capital (IoC) received from Vale were accounted for in the results; as of December 2023, the contribution is via the equity pickup method; (6) Investments accounted for on a cash basis, excluding M&A; (7) Considers the investments of other segments Moove, Radar, and Cosan Corporate.

Cosan Corporate ended the fourth quarter of 2024 with a R$ 9.3 billion loss, a reduction of R$ 11.7 billion compared to the same period of the previous year, mainly impacted by the Vale's investment impairment and the provision related to the deferred Income Tax and Social Contribution expectation of realization. Excluding these effects, the quarterly loss was R$ 1.6 billion, a decrease of R$ 4 billion compared to 4Q23 due to the reduction in results from Raízen and Compass. For the year 2024, the loss was R$ 9.4 billion, R$ 10.5 billion lower than in 2023, for the same reasons mentioned above, in addition to the impact on Rumo from the impairment of Malha Sul, resulting from climatic events in Rio Grande do Sul. Excluding these impacts, the annual result was a loss of R$ 909 million, a reduction of R$ 2 billion compared to the previous year, reflecting the lower result at Raízen.

Corporate gross debt at the end of the period was R$ 27.8 billion. The increase of R$ 3.6 billion compared to 3Q24 was mainly due to the issuance of the 11th debentures, the increase in the basic interest rate, and the depreciation of the real against the dollar. Additionally, the average debt cost increased from CDI+1.37% to CDI+1.40%, in line with the previous quarter and marginally reflecting the interest rate curve behavior during the period.

In the quarter, the Debt Service Coverage Ratio (DSCR) was 1.1x, in line with 3Q24, impacted by the lower flow of dividend receipts and the higher cash impact of interest payments. Compared to the same quarter of

Except for Raízen, the other businesses in the portfolio closed the year and 4Q24 with results as planned. At Rumo, performance was driven by the increase in volumes and average transportation that resulted in higher margins. At Compass, the result was due to the combination of new connections with the recovery of volumes in the residential, commercial, and industrial segments, and the progress of Edge operations. Moove reported performance above expectations, as a result of the continuous execution of the commercial strategy and supply intelligence. At Radar, in addition to the recurring result from leases, EBITDA was impacted by the positive land revaluation. Finally, at Raízen, performance reflected the progress in sugar and ethanol sales, offset by trading impact across all businesses.

Contents

A. Cosan Corporate Result 6
A.1 Equity Pickup (MEP) 6
A.2 G&A and Other 7
A.3 Financial Result 7
A.4 Income Tax and Social Contribution 8
A.5 Net Income 8
B. Capital Structure and Cash Flow – Cosan Corporate 9
B.1 Debt 9
B.1.1 Leverage and Debt Service Coverage Ratio (DSCR) 10
B.2 Redemption value of preferred shares 11
B.3 Dividends 11
B.4 Statement of Cash Flow 12
C. Portfolio Performance 13
C.1 Rumo 13
C.2 Compass 14
C.3 Moove 14
C.4 Radar 15
C.5 Raízen 16
C.6 Investment in interest in Vale 17
D. Appendices 19
Appendix I - Relevant Topics and ESG Highlights 19
Appendix II – Financial Statements 20
Cosan Corporate 20
Cosan Consolidated S.A. 22
Appendix III - Segments Reported 24
Cosan Consolidated Result by Segment 25
Appendix IV – Reconciliation of EBITDA Adjustments 26
EBITDA 26

A. Cosan Corporate Result

The result of Cosan Corporate, presented on an accounting basis, except when otherwise indicated, is composed of: (i) equity pickup from direct and indirect interests held in subsidiaries, jointly controlled entities, and associates - see map presented on page 24; (ii) general and administrative expenses of Cosan's corporate structure and other operating income/expenses, mainly composed of contingencies; (iii) financial result that reflects the net cost of the Company's capital structure, among other factors; and (iv) taxes applicable to the transactions.

A.1 Equity Pickup (MEP)

BRL mln	4Q24	4Q23	Change	3Q24	Change	2024	2023	Change
Rumo	(80)	(0)	(80)	207	(287)	(292)	219	(510)
Cosan Dez (Compass)[1]	409	1,168	(759)	340	69	1,490	1,390	99
Moove	110	146	(36)	(90)	200	276	194	82
Radar[2]	405	544	(139)	44	361	508	748	(240)
Subsidiaries (a)	843	1,857	(1,014)	501	342	1,982	2,551	(569)
Raízen[3]	(132)	559	(691)	(12)	(120)	(138)	714	(852)
Cosan Nove (Raízen)[3]	(1,032)	(227)	(805)	(93)	(939)	(1,080)	981	(2,061)
Shared-control company (b)	(1,164)	332	(1,497)	(105)	(1,059)	(1,219)	1,695	(2,913)
Cosan Oito (Vale)[4]	(219)	96	(316)	534	(753)	1,524	96	1,428
Impairment[5]	(4,672)	-	(4,672)	-	(4,672)	(4,672)	-	(4,672)
Associated companies (c)	(4,892)	96	(4,988)	534	(5,425)	(3,148)	96	(3,244)
Equity pickup Cosan Corporate (a+b+c)	(5,213)	2,286	(7,499)	930	(6,143)	(2,385)	4,342	(6,727)

Notes: (1) The subsidiary Cosan Dez, which holds 88% of Compass, was created in the context of the investment in Vale and is consolidated under Corporate. The effect of the preferred shareholder's (Bradesco BBI S.A.) interest is shown under profit attributable to non-controlling shareholders; (2) Result composed of stakes in Radar, Tellus, and Janus, of 50%, 20%, and 20%, respectively; (3) The subsidiary Cosan Nove, which holds 39.1% of Raízen S.A., was created in the context of the investment in Vale and is consolidated under Corporate. The effect of the preferred shareholder's (Itaú Unibanco S.A.) interest is shown under profit attributable to non-controlling shareholders; additionally, Cosan maintained a direct stake of 5% in Raízen; (4) Composed of the equity pickup of Vale as from December 2023. For more information, refer to item C.6 Investment in interest in Vale; (5) Extraordinary impairment effects related to the investment in Vale.

Cosan Corporate's equity pickup in 4Q24 was negative by R$ 5.2 billion, R$ 7.5 billion lower compared to 4Q23, mainly reflecting the extraordinary impairment effects related to Vale. Excluding this effect, the decrease was R$ 2.8 billion, resulting in a negative equity pickup of R$ 541 million for the quarter, reflecting the lower contribution from (i) Raízen, due to the negative impact on trading operations, increased financial expenses, and lower volume and margin in fuel distribution, marginally offset by the progress in sugar and ethanol sales, (ii) Compass, due to the positive one-off result from the reversal of the subsidy effects at Comgás in the comparative period, and (iii) Radar, due to the lower appreciation in land revaluation.

Compared to 3Q24, excluding extraordinary effects, the negative variation is explained by the worsening results at Raízen and Rumo effect of the usual seasonality in the year end, partially offset by the impact of land revaluation at Radar, as well as the higher contribution from Moove and Compass.

On an annual comparison, the reduction stems from the aforementioned extraordinary impacts, in addition to the lower contribution from Raízen's operational and financial results, and the difference in land revaluation at Radar.

A.2 G&A and Other

BRL mln	4Q24	4Q23	Change	3Q24	Change	2024	2023	Change
Selling, general & administrative expenses[1]	(40)	(131)	91	(114)	74	(371)	(461)	90
Other net operating income (expenses)[1]	(122)	471	(593)	(20)	(102)	(511)	1,164	(1,675)
Dividends and interest on capital Vale S.A.	-	498	(498)	-	-	-	1,285	(1,285)
Other	(122)	(28)	(94)	(20)	(102)	(511)	(120)	(391)
Depreciation and amortization	4	4	0	4	0	16	15	1
EBITDA ex equity pickup (MEP)[2]	(158)	344	(502)	(128)	(30)	(864)	718	(1,582)

Notes: (1) As of 4Q23, it includes the results of pre-operational businesses and projects of other Cosan investments, and the intermediary holding companies Cosan Oito and Cosan Dez; (2) Does not include the results of discontinued operations.

Cosan Corporate's general and administrative expenses for the quarter totaled R$ 40 million, R$ 91 million lower compared to the same period of the previous year, due to the fair value adjustment of part of the long-term executive incentive program in relation to the variation in the CSAN3 share's price. For the year 2024, general and administrative expenses totaled R$ 371 million, R$ 90 million lower than in 2023, and compared to 3Q24, there was a decrease of R$ 74 million for the same reason explained above.

Other operating expenses totaled R$ 122 million in 4Q24, an increase of R$ 94 million compared to 4Q23, reflecting dispute settlements made during the period. Cumulatively, the expense of R$ 511 million mainly reflects the impact of the sale of a 0.78% stake in Vale that occurred in 2Q24, when we completed the early settlement of the Collar Financing.

A.3 Financial Result

BRL mln	4Q24	4Q23	Change	3Q24	Change	2024	2023	Change
Cost of gross debt	(1,611)	(720)	(891)	(442)	(1,170)	(4,348)	(3,603)	(745)
Perpetual notes	(423)	29	(453)	(10)	(413)	(833)	(12)	(822)
Other debts (Cosan S.A. and Offshores)	(1,188)	(468)	(720)	(441)	(747)	(3,317)	(2,177)	(1,140)
Cosan Oito (MTM NDF and accrual of interest 4131)	-	(281)	281	10	(10)	(198)	(1,414)	1,216
Income from financial investments	86	75	11	78	9	293	301	(8)
(=) Interest on net debt	(1,525)	(645)	(880)	(364)	(1,161)	(4,055)	(3,302)	(753)
Cosan Oito - Other effects[1]	(119)	608	(727)	(61)	(58)	217	(817)	1,034
Total Return Swap (TRS)	(597)	185	(783)	(129)	(469)	(1,524)	115	(1,640)
Other charges and monetary variation	90	(108)	198	43	47	243	(256)	499
Banking expenses, fees and other	(11)	(15)	4	(10)	(1)	(46)	(63)	18
(=) Other effects	(637)	670	(1,307)	(157)	(480)	(1,110)	(1,021)	(89)
Net financial result	(2,162)	26	(2,187)	(521)	(1,641)	(5,165)	(4,323)	(842)

Notes: (1) Includes the effects of MtM adjustment and unwinding of derivatives, and transfer to banks, as detailed in item C.6 Investment in interest in Vale

The gross debt cost ended 4Q24 at R$ 1.6 billion, an increase of R$ 891 million compared to the previous year, due to the impact of the Brazilian real depreciation on perpetual notes and other Corporate bonds. In 2024, the gross debt cost totaled R$ 4.3 billion, R$ 745 million higher than in 2023 for the same reason mentioned above.

In 4Q24, the yield on financial investments was R$ 86 million, practically in line with 4Q23. The weighted average cost of Cosan Corporate's debt was impacted by higher premiums on interest rate curves, increasing from CDI+1.37%[1] in 3Q24 to CDI+1.40%[1] in 4Q24.

During the period, other effects were impacted by the mark-to-market of the Total Return Swap (TRS) of Cosan's shares, resulting in a negative effect of R$ 597 million, reflecting the CSAN3 share's price depreciation from R$ 13.08 to R$ 8.16. Additionally, in 4Q23, there was a positive mark-to-market effect of the investment in Vale due to the appreciation of VALE3 share prices. In 2024, the mark-to-market expense of the TRS was R$ 1.5 billion, explained not only by the 57.85% drop in share prices but also by higher interest rates. At the end of the year, the balance of shares via TRS was 111 million shares, equivalent to 5.95% of the Company's total issued shares.

The net financial result for the quarter was an expense of R$ 2.2 billion versus a positive result of R$ 26 million in 4Q23. This variation is explained by the increase in debt cost, derived from higher interest rates, and the negative mark-to-market of the TRS in 4Q24 compared to a positive mark-to-market in 4Q23. In 2024, the net financial result was R$ 5.2 billion, R$ 842 million higher than the previous year due to the mark-to-market of the Total Return Swap.

Notes: (1) Includes all debts detailed in item B.1 Debt, including the Perpetual Bonds.

A.4 Income Tax and Social Contribution

BRL mln	4Q24	4Q23	Change	3Q24	Change	2024	2023	Change
Operating profit (loss) before taxes	(7,536)	2,652	(10,188)	277	(7,813)	(8,429)	723	(9,152)
Income and social contribution taxes, nominal rate (%)	34.0%	34.0%		34.0%		34.0%	34.0%	
Theoretical expense with income and social contribution taxes	2,562	(902)	3,464	(94)	2,656	2,866	(246)	3,112
Equity pickup	(1,772)	777	(2,549)	316	(2,088)	(811)	1,476	(2,287)
Other	(2,963)	(104)	(2,859)	(157)	(2,806)	(3,154)	31	(3,185)
Effective expense with income and social contribution taxes	(2,173)	(229)	(1,944)	65	(2,238)	(1,099)	1,262	(2,360)
Income and social contribution taxes, effective rate (%)	-28.8%	8.6%		-23.6%		-13.0%	-174.6%	
Expenses with income and social contribution taxes								
Current	(62)	(4)	(58)	(29)	(33)	(107)	24	(132)
Deferred	(2,111)	(225)	(1,886)	94	(2,205)	(991)	1,237	(2,229)

During the year 2024, Cosan conducted an analysis of the capacity to generate future taxable profits, considering financial and economic projections. In view of the current macroeconomic scenario, combined with the loss from the divestment in Vale, an uncertainty regarding the future generation of taxable profit was identified. Therefore, we made a provision of R$ 2.9 billion for deferred taxes (tax loss). This provision does not exclude the possibility of utilizing the credits in case of future taxable operations (for more information, see explanatory note 15. Income Tax and Social Contribution in the Financial Statements of December 31, 2024).

A.5 Net Income

BRL mln	4Q24	4Q23	Change	3Q24	Change	2024	2023	Change
Equity pickup	(5,213)	2,286	(7,499)	930	(6,143)	(2,385)	4,342	(6,727)
G&A	(40)	(131)	91	(114)	74	(371)	(461)	90
Other net operating income (expenses)	(122)	471	(593)	(20)	(102)	(511)	1,164	(1,675)
Financial results	(2,162)	26	(2,187)	(521)	(1,641)	(5,164)	(4,322)	(842)
Expenses with income and social contribution taxes	(2,173)	(229)	(1,944)	65	(2,238)	(1,099)	1,262	(2,360)
Non-controlling shareholders	199	(61)	259	(77)	276	(137)	(910)	774
Discontinued operation	213	-	213	28	185	241	20	221
Net income (Loss)	(9,297)	2,362	(11,660)	293	(9,590)	(9,424)	1,094	(10,518)
Impairment[1]	4,814	-	4,672	33	4,781	5,630	-	5,630
Impairment Vale S.A.	4,672	-	4,672	-	4,672	4,672	-	4,672
Impairment Rumo S.A.	141	-	-	33	108	957	-	957
Provision for deferred Income Tax and CSLL expenses[2]	2,886	-	2,885	-	2,886	2,886	-	2,886
Adjusted net income (Loss)	(1,598)	2,362	(3,961)	326	(1,924)	(909)	1,094	(2,003)

Notes: (1) One-off impact referring to the impairment on Vale investment in Cosan Corporate and Malha Sul in Rumo, following the climatic events that occurred in Rio Grande do Sul; (2) Provision of R$2.9 billion related to the possible non-realization of deferred Income Tax and Social Contribution.

Cosan Corporate ended the quarter with a loss of R$ 9.3 billion, due to the recognition of the Vale's investment impairment and the provision for deferred Income Tax and Social Contribution expenses. Excluding these effects and Rumo's impairment, Cosan's loss for the quarter was R$ 1.6 billion, a negative variation of R$ 3.7 billion compared to 4Q23, due to the lower contribution from businesses through equity pickup, mainly from Raízen and Compass, as explained in item A.1.

Compared to 3Q24, the decrease is due to the worse financial result, with the increase in interest rates and the depreciation of the Brazilian real against the dollar, in addition to the lower contribution from businesses through equity pickup.

B. Capital Structure and Cash Flow – Cosan Corporate

B.1 Debt

BRL mln	Company	4Q24	4Q23	Change	3Q24	Change
Cosan Corporate						
Resolution 4131	Cosan Oito	-	5,836	(5,836)	-	-
Debentures[1]	Cosan S.A.	10,988	8,151	2,836	8,504	2,484
Credit notes	Cosan S.A.	1,020	996	24	1,022	(2)
Bond (Senior Notes 2027)	Offshores	2,476	2,016	459	2,205	271
Bond (Senior Notes 2029)	Offshores	4,639	3,626	1,013	4,024	614
Bond (Senior Notes 2030)	Offshores	3,384	2,639	745	3,032	352
Bond (Senior Notes 2031)	Offshores	3,683	-	3,683	3,300	383
Perpetual bonds	Offshores	3,135	2,451	684	2,758	377
(-) MTM NDF Collar Financing	Cosan Oito	-	936	(936)	-	-
(-) MTM derivatives	Cosan Oito	(0)	(635)	635	-	(0)
(-) MTM derivatives[2]	Cosan S.A.	(1,534)	560	(2,094)	(690)	(844)
Gross debt (ex-IFRS 16)		27,790	26,576	1,214	24,156	3,635
(-) Cash, cash equivalents and securities		(4,328)	(3,670)	(658)	(2,447)	(1,882)
Cash and cash equivalents		(3,384)	(2,679)	(705)	(1,383)	(2,001)
Securities		(944)	(990)	46	(1,063)	119
Cosan Oito		(8)	(25)	17	(11)	2
Other		(936)	(965)	30	(1,053)	117
Net debt (a)		23,462	22,906	556	21,709	1,753
VALE3[3] market value (b)		(9,674)	(16,279)	6,605	(11,263)	1,589
Managerial net debt (c = a - b)		13,788	6,627	7,161	10,446	3,342

Notes: (1) Net value of cost structures linked to issues in the international capital market; (2) Excludes the effect of the fixed-to-floating rate swap of the 4131-type loans, which was reclassified to Cosan Oito; (3) Market value of VALE3 shares at the close of the respective quarters.

Cosan Corporate's gross debt at the end of the quarter was R$ 27.8 billion, an increase of R$ 3.6 billion compared to 3Q24 and R$ 1.2 billion compared to 4Q23. With the objective of liability management and capital structure optimization, we raised R$ 2.5 billion through debentures during the quarter at a cost below our average debt cost, in order to prepay the bond 2027.

The increase in cash and cash equivalents compared to 3Q24 is due to the debenture issuance mentioned earlier. Net debt at the end of the quarter was R$ 23.4 billion, R$ 1.7 billion higher than the previous quarter, reflecting the impact of the depreciation of the real against the dollar.

With the funds raised in January 2025 from the Vale's shares sale, the Company announced the following actions to the market: (i) the full redemption of senior notes maturing in 2027; (ii) the payment of R$ 750 million for the 3rd series of the 1st debenture issuance; and (iii) the early repurchase offer totaling up to US$ 900 million for senior notes maturing in 2029, 2030, and 2031.

The aforementioned actions, as well as the principal amortization schedule of the Company's debts as of December 31, 2024, with an average term of approximately 6.1 years, in line with 3Q24, are presented in the chart below.

Debt amortization profile[1]


4,328
2,802
4,013
3,927
3,872
3,710
1,465
1,602
1,564
608
242
242
Cash
2025
2026
2027
2028
2029
2030
2031
2032
2033
2034
2035+
Average maturity
6.1 years
Average cost

Notes: (1) Only the principal amount of the debts is considered, without considering interest and MTM. It considers the Perpetual Notes in the 2035+ tower, amounting to R$ 3.096 million; (2) It considers prepayments already announced, which will occur during 1Q25 and the result of the Tender Offer; (3) Base Date 12/31/2024; (4) Includes all debts detailed in the Cosan 4Q24 Earnings Release.

B.1.1 Leverage and Debt Service Coverage Ratio (DSCR)

BRL mln	4Q24	4Q23	Change	3Q24	Change
Gross debt (a)	90,082	77,777	16%	85,340	6%
Cosan Corporate	27,790	26,576	5%	24,156	15%
Business	62,292	51,201	22%	61,184	2%
Cash, cash equivalents and marketable securities (b)	(25,940)	(22,132)	17%	(25,618)	1%
Cosan Corporate	(4,328)	(3,670)	18%	(2,447)	77%
Business	(21,612)	(18,463)	17%	(23,171)	-7%
Net debt for leverage[1] (c = a - b)	64,142	55,645	15%	59,722	7%
EBITDA LTM[2] (d)	16,721	24,713	-32%	22,864	-27%
Effect of lease liabilities (IFRS16) (e)	(2,525)	(1,906)	33%	(2,398)	5%
Adjusted EBITDA LTM (ex-IFRS16) (f = d + e)[4]	22,017	22,808	-3%	23,150	-5%
Pro forma Leverage (g = c / f)	2.9x	2.4x	0.5x	2.6x	0.3x
Managerial net debt[3] (h)	54,468	39,366	38%	48,459	12%
Adjusted managerial leverage (i = h / f)	2.5x	1.7x	0.8x	2.1x	0.4x

Notes: (1) Net debt pro forma view, i.e., includes 50% of the amounts related to Raízen, and excludes lease liabilities (IFRS 16); (2) EBITDA for the last 12 months on a pro forma basis, i.e., includes 50% of Raízen without non-recurring adjustments; (3) Managerial net debt considers the effect of the current market value of the Company's stake in Vale in the cash position; (4) Excludes one-off effects of the impairments of Vale and Rumo.

Leverage, adjusted for the one-off effects of the impairments of Vale and Rumo, ended the quarter at 2.9x, 0.3x higher than in 3Q24 due to the decline in accumulated EBITDA over the last twelve months and the increase in net debt.

For comparability purposes, when adjusting for the effect of Vale shares on the cash position, managerial leverage was 2.5x as of December 31, 2024.

Cosan Corporate - BRL mln	4Q24	4Q23	Change	3Q24	Change
Net Dividends and Interest on Capital received LTM[1] (a)	3,551	2,685	865	3,763	(212)
Interest paid LTM[2] (b)	3,221	2,666	555	3,090	131
Interest Coverage (c = a / b)	1.1x	1.0x	0.1x	1.2x	-0.1x

Notes: (1) Reconciliation in the dividends table in item B.3 Dividends; (2) Includes payment of interest, derivatives linked to debts, and bank derivative expenses.

Since 4Q23, we have been presenting the Debt Service Coverage Ratio (DSCR) of Cosan Corporate. This metric complements the holding's debt view, considering its flows of dividend receipts, interest on capital, and financial obligations.

The DSCR at the end of 2024 was 1.1x, representing a reduction of 0.1x compared to 3Q24, explained by the lower flow of dividends received and the higher cash impact of interest payments by Cosan Corporate during the period.

Compared to 4Q23, the ratio is 0.1x higher due to the higher dividend flow in the period, partially offset by the higher cash impact of interest payments.

B.2 Redemption value of preferred shares

To facilitate analysis, we report in the table below the value of a potential redemption of the preferred shares held by Cosan Nove and Cosan Dez at the end of 4Q24, if such redemption were redeemed. The calculation is based on the initial amount of R$ 8.1 billion in December 2022, adjusted by a current weighted average rate of CDI + 0.5%, less the dividends paid to non-controlling preferred shareholders (for more information, see explanatory note 5.12. Financial Risk Management in the Financial Statements of December 31, 2024).

BRL mln	Initial financial rescue value of preferred shares	Update	Dividends paid	Updated financial rescue value on 12/31/2024
Cosan Nove	4,115	996	(514)	4,597
Cosan Dez	4,000	1,036	(1,092)	3,944
Total	**8,115**	**2,032**	**(1,606)**	**8,541**

B.3 Dividends

The table below shows a reconciliation of the dividends and interest on capital, on a cash basis, received by Cosan Corporate, detailed by subsidiary, as well as the dividends paid by Cosan to its shareholders.

BRL mln	4Q24	4Q23	Change	2024	2023	Change
Dividends and interest on capital received (a)'	1,016	1,811	-44%	4,335	3,507	24%
Raízen	-	390	n/a	294	907	-68%
Cosan Dez (Compass)	880	880	0%	2,200	917	n/a
Cosan Oito (Vale)	-	489	n/a	893	1,305	-32%
Rumo	-	-	n/a	52	37	40%
Moove	-	-	n/a	639	172	n/a
Radar	136	52	n/a	257	169	52%
Dividends and interest on capital paid	(116)	(699)	-83%	(1,623)	(1,620)	0%
Cosan S.A. shareholders	-	(0)	n/a	(839)	(798)	5%
Preferential shareholders (b)	-	(699)	n/a	(668)	(822)	-19%
Preferred shareholders Capital reduction (d)	(116)	-	n/a	(116)	-	n/a
Net dividends received (d) = (a) - (b) - (c)	900	1,112	-19%	3,551	2,686	32%

Notes: (1) Includes the effects of capital reduction

B.4 Statement of Cash Flow

BRL mln	4Q24	4Q23	Change	3Q24	Change	2024	2023	Change
Sources	3,506	4,748	(1,242)	343	3,163	13,299	11,110	2,189
Dividends and interest on capital received[1]	1,016	1,811	(795)	343	672	4,335	3,507	827
Portfolio management: divestments	-	700	(700)	-	-	2,096	694	1,402
Debt management: funding	2,490	2,237	253	-	2,490	6,868	6,887	(19)
Capital payment	-	(0)	0	-	-	-	22	(22)
Uses	(1,295)	(4,653)	3,358	(1,900)	605	(12,258)	(9,875)	(2,383)
Debt management: principal repayment	-	(2,658)	2,658	(1,160)	1,160	(6,845)	(4,714)	(2,132)
Interest and other financial expenses	(549)	(700)	150	(684)	135	(3,055)	(2,666)	(388)
Expenses (G&A, other expenses and taxes)	(16)	(21)	5	6	(22)	(113)	(265)	152
Portfolio management: acquisitions, contributions & repurchases	(608)	(568)	-	-	-	(608)	(568)	-
Portfolio management: capex	(6)	(8)	3	(5)	(1)	(13)	(42)	29
Dividend distribution	-	0	(0)	(57)	57	(839)	(798)	(41)
Preferential distribution	(116)	(699)	583	-	(116)	(784)	(822)	38
Excess/Cash consumption	2,211	94	2,116	(1,557)	3,767	1,041	1,235	(194)
Other cash effects[2]	(372)	(1)	(371)	26	(398)	(489)	(38)	(451)
Managerial Cash generation/consumption	1,839	93	1,745	(1,531)	3,369	552	1,197	(645)
Cash, cash equivalents and securities, initial	2,447	18,444	(15,997)	3,994	(1,548)	3,670	22,023	(18,353)
Securities - Cosan Oito	11	14,907	(14,896)	198	(187)	25	25	-
Cash, cash equivalents and securites - Other	2,436	3,537	(1,101)	3,797	(1,361)	3,645	21,998	(18,353)
Managerial Cash generation/consumption	1,839	93	1,745	(1,531)	3,369	552	1,197	(645)
Update of investment value in specific entities and other non-cash effects	-	(14,942)	14,942	-	-	-	(19,636)	19,636
Exchange variation on cash and cash equivalents	43	75	(32)	(17)	60	106	86	21
Cash, cash equivalents and securities, final	4,328	3,670	658	2,447	1,882	4,328	3,670	658
Securities - Cosan Oito	8	25	(17)	11	(2)	8	25	(17)
Cash, cash equivalents and securities - Other	4,320	3,645	675	2,436	1,884	4,320	3,645	675

Notes: (1) Includes the effects of capital reduction; (2) Composed mainly of the exchange rate variation of offshore cash.

The main cash movements at Cosan Corporate in 4Q24 were: (i) the receipt of dividends from Compass and Radar, totaling R$ 1.0 billion; (ii) the issuance of the 11th debenture in the amount of R$ 2.5 billion; (iii) the payment of installments for Radar, Tellus, and Janus, totaling R$ 608 million; and (iv) the distribution of the capital reduction of Cosan Dez to preferred shareholders.

As presented in the 4Q23 and 2023 Earnings Release, Cosan's stake in Vale, which was previously accounted for as securities, was reclassified as an investment in an associate starting from December 2023, and thus, it no longer forms part of the cash balance.

Cosan Corporate ended the fourth quarter with a cash position of R$ 4.3 billion.

C. Portfolio Performance

We present below Cosan's EBITDA under management, which comprises: (i) 100% of the subsidiaries' results and the joint venture Rumo, Compass, Moove, Radar, and Raízen, adjusted by non-recurring effects, when applicable; and (ii) EBITDA related to the investment in interest in the associated company Vale, accounted for via equity pickup method.

BRL mln	4Q24	4Q23	Change	3Q24	Change	2024	2023	Change
EBITDA under management[1]	7,585	9,029	-16%	8,208	-65%	30,064	32,145	-6%
Rumo	1,667	1,207	38%	2,214	-25%	7,713	5,650	37%
Compass	1,251	1,088	15%	1,270	-2%	4,790	4,290	12%
Moove	297	272	9%	385	-23%	1,386	1,202	15%
Radar	1,496	1,939	-23%	143	n/a	1,909	2,790	-32%
Raizen (100%)	3,093	3,929	-21%	3,662	-16%	12,743	16,834	-24%
Vale[2]	(219)	592	n/a	534	n/a	1,524	1,379	11%

Notes: (1) Adjusted EBITDA by the non-recurring effects detailed on pages 26 and 27 of this report, when applicable. (2) Until November 2023, dividends and interest on capital (IoC) received from Vale were accounted for in the results; as of December 2023, the contribution is accounted for under the equity pickup method.

C.1 Rumo

Indicators	4Q24	4Q23	Change	3Q24	Change	2024	2023	Change
Transported volume (mln RTK)	19,899	19,585	2%	21,651	-8%	79,847	77,258	3%
North operation	16,231	15,497	5%	17,446	-7%	63,615	60,647	5%
South operation	2,560	3,061	-16%	3,155	-19%	12,072	12,789	-6%
Container	1,108	1,027	8%	1,050	6%	4,160	3,822	9%
Yield (R$/000 RTK)	152	122	25%	163	-7%	161	130	24%
Adjusted EBITDA[1] (BRL mln)	1,667	1,207	38%	2,214	-25%	7,713	5,650	37%
Investments[2] (BRL mln)	1,882	1,221	54%	1,468	28%	5,493	3,690	49%

Notes: (1) Excludes non-recurring effects detailed on pages 26 and 27 of this report, when applicable; (2) Investments reported on a cash basis; includes contracts with clients (IFRS 15) and excludes M&A.

In 4Q24, the transported volume was 19.9 billion RTK and 79.8 billion RTK for the year, representing growth of 2% and 3%, respectively, driven by the increase in industrial volumes in the North Operation, with a highlight on the ramp-up of new pulp operations, followed by an increase in soybean meal and fertilizer portfolios. For the year, the growth was well-distributed, with an increase in transported volume recorded in Rumo's main portfolios.

Adjusted EBITDA totaled R$ 1.7 billion in 4Q24, a growth of 38% compared to the same period in 2023, and R$ 7.7 billion in 2024, an increase of 37% compared to 2023. The performance was driven by higher margins throughout the year and higher volumes transported.

Rumo's market share in grain exports through the Port of Santos increased to 77% in the quarter, an increase of 24 percentage points compared to 4Q23. For the year, the growth was 8 percentage points. During the period, grain volumes transported remained relatively stable despite reductions in exports.

Investments totaled R$ 1.9 billion in the quarter and R$ 5.5 billion in 2024, in line with the published guidance, and were composed of: (i) recurring CAPEX for operational maintenance; (ii) expansion CAPEX, focusing on works in Malha Paulista and capacity increase; and (iii) Rumo's Extension project in Mato Grosso, which recorded progress in the construction of the permanent way and significant advancements in special works of art, mobilization of the BR070 terminal, and progress in the logistics of materials for superstructures, including rails, ballast and sleepers.

The Financial Statements and Earnings Release of Rumo are available at: ri.rumolog.com.

C.2 Compass

Indicators	4Q24	4Q23	Change	3Q24	Change	2024	2023	Change
Volume of natural gas distributed (000' cbm)	1,320	1,216	9%	1,356	-3%	5,104	4,927	4%
Comgás	1,063	1,026	4%	1,131	-6%	4,253	4,171	2%
Other gas distributors	257	190	36%	225	14%	851	757	12%
Adjusted EBITDA[1] (BRL mln)	1,251	1,088	15%	1,270	-2%	4,790	4,290	12%
Gas distributors	1,062	945	12%	1,144	-7%	4,338	4,088	6%
Marketing & Services	251	234	7%	154	63%	615	406	52%
Corporate + eliminations	(62)	(91)	-33%	(28)	n/a	(163)	(203)	-20%
Investments[2] (BRL mln)	713	538	32%	454	57%	2,136	2,318	-8%

Notes: (1) Excludes non-recurring effects detailed on pages 26 and 27 of this report, when applicable; (2) Investments reported on a cash basis; includes contracts with clients (IFRS 15) and excludes M&A. The guidance disclosed by Compass includes investments on an accrual basis.

In 4Q24, Compass's distributed natural gas volume increased by 9% compared to 4Q23, driven by new connections and milder temperatures in the residential segment; growth in commercial segment due to consumption in the gastronomic and hospitality sectors, as well as the recovery of the industrial segment, particularly in the ceramics sector.

Adjusted EBITDA was R$ 1.3 billion for the quarter, a 15% increase compared to the same period of the previous year. This result reflects the recovery of volumes in the distribution segment and the progress of Edge operations.

Investments totaled R$ 713 million for the period (+32%), which were allocated to natural gas distribution operations, as planned in the regulatory cycles, in addition to investments in Edge projects.

The Financial Statements and Compass's Earnings Release are available at: compassbr.com.

C.3 Moove

Indicators	4Q24	4Q23	Change	3Q24	Change	2024	2023	Change
Volume - lubricant sales[1] (000' cbm)	156	164	-5%	164	-5%	644	666	-3%
Net operating revenue (BRL mln)	2,596	2,401	8%	2,632	-1%	10,248	10,079	2%
Adjusted EBITDA[2] (BRL mln)	297	272	9%	385	-23%	1,386	1,202	15%
Adjusted EBITDA margin (%)	*11.4%*	11.3%	*0.1 p.p.*	14.6%	*-3.2 p.p.*	*13.5%*	11.9%	*1.6 p.p.*
Unit EBITDA (BRL/L)	1.91	1.66	15%	2.34	-19%	2.15	1.80	19%
Investments (BRL mln)	47	60	-21%	50	-6%	186	178	5%

Notes: (1) Considers the volume of lubricants and base oils sold; (2) Excludes non-recurring effects detailed on pages 26 and 27 of this report, when applicable.

Adjusted EBITDA for Moove was R$ 297 million in the 4Q24, representing a 9% increase compared to 4Q23. This growth is attributed to the implementation and evolution of the Moove Performance System (MPS), with a focus on revenue management strategy, improving the product mix sold, and supply management, optimizing costs.

Additionally, there was an increase in profitability, as measured by the EBITDA margin, reaching 11.4% in 4Q24 (+0.1 p.p. versus 4Q23) and by the unit EBITDA metric, which grew by 15% to R$ 1.91/L.

For the year, Moove's Adjusted EBITDA reached R$ 1.4 billion, a 15% increase compared to the previous year, with the EBITDA margin expanding by 1.6 p.p. to 13.5%.

C.4 Radar

Income statement for the period - BRL mln	4Q24	4Q23	Change	3Q24	Change	2024	2023	Change
Net revenue	830	271	n/a	322	n/a	1,442	743	94%
Cost of goods and services sold	(583)	(110)	n/a	(164)	n/a	(747)	(153)	n/a
Gross profit	246	161	53%	159	56%	695	590	18%
Selling, general & administrative expenses	(23)	(23)	2%	(14)	69%	(73)	(74)	-2%
Other net operating income (expenses)	1,271	1,797	-29%	(2)	n/a	1,265	2,254	-44%
Financial results	20	8	n/a	58	-65%	28	31	-10%
Equity pickup	2	3	-51%	0	n/a	22	20	8%
Expenses with income and social contribution taxes	(79)	(76)	4%	(36)	n/a	(130)	(148)	-12%
Net income	1,437	1,872	-23%	165	n/a	1,806	2,673	-32%
Depreciation and amortization	0	0	-0%	0	-0%	0	0	-1%
Financial results	(20)	(8)	n/a	(58)	-65%	(28)	(31)	-10%
Expenses with income and social contribution taxes	79	76	4%	36	n/a	130	148	-12%
EBITDA	1,496	1,939	-23%	143	n/a	1,909	2,790	-32%

In the quarter, Radar's EBITDA, which consists of revenue from the lease of agricultural properties and the land portfolio revaluation, decreased by R$ 443 million compared to 4Q23. This reduction reflects the lower impact of land revaluation during the analyzed period. The variation in net operating revenue and the cost of goods sold and services rendered is explained by the sale of eight properties that occurred only in 4Q24.

The value of the land in the portfolio in 4Q24, revalued at the end of 2024 based on the analysis of reports, market data, and sales quotations for potential transactions, was R$ 17.0 billion versus R$ 16.3 billion in 4Q23, of which approximately R$5.3 billion pertains to Cosan's stake.

C.5 Raizen

Indicators	4Q24	4Q23	Change	3Q24	Change	2024/25	2023/24	Change
Crushed cane (mln ton)	14	19	-27%	33	-58%	78	83	-7%
Agricultural yield (TRS/ha)	9	10	-10%	11	-19%	11	12	-9%
Ethanol sales volume (000' cbm)	895	737	21%	974	-8%	2.540	2.213	15%
Raizen ethanol average price[1] (BRL/cbm)	2,856	2,599	10%	2.701	6%	2.766	2.870	-4%
Sugar sales volume (000' ton)	1,168	1,299	-10%	2.104	-44%	4.037	3.791	6%
Sugar average price (BRL/ton)	2,418	2,720	-11%	2.649	-9%	2.569	2.611	-2%
Fuel sales volume (000' cbm)[2]	8,786	9,018	-3%	8.880	-1%	26.201	26.769	-2%

Notes: (1) The average price of Raizen ethanol is composed of the price of own ethanol and the margin from reselling and trading operations; (2) Total volume for the Mobility segment (Brazil, Argentina, and Paraguay). Brazil volume is reported using the Sindicom methodology

BRL mln	4Q24	4Q23	Change	3Q24	Change	2024/25	2023/24	Change
Adjusted EBITDA[1]	3,093	3,929	-21%	3,662	-16%	9,069	10,922	-17%
Renewables & Sugar	1,824	1,729	5%	2,493	-27%	5,439	5,131	6%
Mobility	1,585	2,428	-35%	1,471	8%	4,500	5,202	-13%
Corporation, elimination and other	(316)	(228)	39%	(301)	5%	(871)	589	n/a
Investments[2]	2,796	3,028	-8%	2.383	17%	7,403	7,545	-2%

Notes: (1) Excludes non-recurring effects detailed on pages 27 and 28 of this report, when applicable; (2) Investments reported on a cash basis; includes contracts with clients (IFRS 15) and excludes M&A.

In the first nine months of the 2024/25 crop year, Raízen processed a total of 77.58 million tons of sugarcane, a decrease of 7% compared to 4Q23. This decline was due to drier weather conditions and the occurrence of fires that affected the sugarcane fields in the Central-South region in August 2024, impacting productivity. For the quarter, adjusted EBITDA was R$ 3.1 billion, a 21% decrease compared to 4Q23, primarily due to the lower contribution from trading operations, partially offset by increased sales of sugar and, notably, ethanol.

Sugar and Renewables: Adjusted EBITDA for the quarter reached R$ 1.8 billion (+ 5% versus 4Q23), result of the reasons mentioned immediately above.

Mobility: Adjusted EBITDA totaled R$ 1.6 billion for the period, a 35% decrease. This was mainly impacted by adverse effects related to inflation in Argentina, creating a temporarily challenging environment for passing on input costs to supply the refinery. However, margins continued to expand compared to the previous quarter. In Brazil, the operation remained profitable, supported by margin expansion relative to the previous quarter.

Investments totaled R$ 2.8 billion in 4Q24, an 8% reduction compared to the same period of the previous year.

Raízen's Interim Financial Statements and Earnings Release are available at: ri.raizen.com.br.

C.6 Investment in interest in Vale

On November 30, 2023, Cosan obtained significant influence over Vale S.A., and since then has classified it as an investment booked via the equity pickup method. For more details, refer to Note 9.4 of the Financial Statements as of December 31, 2024.

Vale Stake[1]	4Q23		3Q24		4Q24	
Direct participation	210,866,700 shares	2.59%	177,342,515 shares	4.15%	177,342,515 shares	4.15%
Collar participation		2.31%		-		-
Total	210,866,700 shares	4.90%	177,342,515 shares	4.15%	177,342,515 shares	4.15%
Call Spread		1.67%		1.43%		1.43%

Notes: (1) Participation considering Vale's voting capital, i.e., excluding treasury shares as per the latest information disclosed by Vale S.A.

Below are the effects of the investment in Vale on Cosan's results.

BRL mln	4Q24	4Q23	Change	3Q24	Change	2024	2023	Change
VALE3 quotation (BRL)	54.6	77.2	-29%	63.5	-14%	54.6	77.2	-29%
Other net operating income (expenses)	-	497	n/a	-	n/a	(383)	1,283	n/a
Equity pickup	(4,892)	96	n/a	534	n/a	(3,148)	96	n/a
Total EBITDA adjustments (a)	(4,892)	592	n/a	534	n/a	(3,531)	1,379	n/a
Financial investment update on listed entities	-	1,382	n/a	-	n/a	-	(3,147)	n/a
Direct participation	-	3,146	n/a	-	n/a	-	2,065	n/a
Collar participation	-	(1,765)	n/a	-	n/a	-	(5,212)	n/a
Derivatives MtM	(117)	(676)	-83%	(45)	n/a	(575)	2,776	n/a
Collar participation	-	(772)	n/a	-	n/a	(89)	2,930	n/a
Call spread	(117)	96	n/a	(45)	n/a	(485)	(154)	n/a
Interest of bank debt[1]	(2)	(292)	-99%	10	n/a	(196)	(1,421)	-86%
Derivative expense banks	-	(175)	n/a	-	n/a	(30)	(555)	-95%
Others	-	-	n/a	(16)	n/a	(16)	-	n/a
Derivative undoing result	-	88	n/a	-	n/a	837	117	n/a
Net financial result (b)	(118)	327	n/a	(52)	n/a	20	(2,230)	n/a
Income tax and social contribution (c)	(89)	(163)	-45%	(108)	-18%	(130)	577	n/a
Total Net income (Loss) adjustments (a+b+c)	(5,099)	757	n/a	374	n/a	(3,641)	(275)	n/a

Notes: (1) Includes the swap from fixed rate to floating rate for loans obtained under the 4131 modality and other expenses.

- **Other operating income (expenses):** Receipt of dividends and interest on capital (IoC) from Vale by Cosan until November 2023 and effects of the sale of shares.

- **Equity Pickup:** Booking of the portion proportional to Cosan's interest in the associated company, in addition to the effects of amortization of assets derived from the allocation of price paid as from December 2023.

- **Financial Result:**
  - Update of financial investment in listed entities: MtM adjustment of shares via direct interest and collarized interest, as shown in the table, until November 2023;
  - MtM derivatives: Fair value adjustment of derivatives associated with collarized interest and call spread;
  - Interest on Debt: Interest on 4131 loans (collar financing) including NDFs and related swaps;
  - Derivative expenses - banks: Transfer to the banks participating in the transaction of a fraction of the dividends received from Vale related to the collarized interest;
  - Result of the unwinding of derivatives of the collar financing structure.

- **Income Tax:** Impact of the changes in the result listed above, except dividends.

On January 16, 2025, Cosan divested its stake in Vale, corresponding to 4.05% of the total share capital, for R$ 9.0 billion, characterizing the non-recoverability of the investment's book value. Consequently, the Company, in accordance with accounting standards requirements, recorded an impairment of its Vale´s investment as of December 31, 2024, amounting to R$ 4.7 billion, negatively impacting Cosan's EBITDA (for more information, see explanatory note 9.4 Investments in Associates of the financial statements as of December 31, 2024). Additionally, in 4Q24, the financial result was a loss of R$ 118 million due to the call spread mark-to-market impact. As of December 31, 2024, Cosan held a direct stake of 4.15% and a 1.43% stake via derivatives over Vale's total voting capital.

The net contribution of Vale to Cosan's results for the quarter was negative by R$ 5.1 billion, reflecting the impairment recorded.

D. Appendices

Appendix I - Relevant Topics and ESG Highlights

Below are the main topics disclosed up to the date of publication of this report.

DJSI

Cosan has been included for the first time in the Dow Jones Sustainability World Index (DJSI World), one of the most recognized global sustainability indices, highlighting companies with excellence in environmental, social, and governance (ESG) practices.

Rumo was selected for the second consecutive year to be part of the Dow Jones Sustainability World Index (DJSI) of S&P Global's Corporate Sustainability Assessment, being the first and only Brazilian company in the logistics sector. The Company continues to be included in two portfolios: Dow Jones Sustainability™ World Index and Dow Jones Sustainability™ Emerging Markets.

ICO2 – B3

For another year, Cosan is part of the ICO2 (Efficient Carbon Index), disclosed by B3, which brings together companies committed to best practices in managing greenhouse gas (GHG) emissions.

These recognitions reinforce our commitment to integrating sustainability, ethics, and transparency into our management model, in alignment with market best practices and in partnership with the companies in our portfolio. We continue to advance in adopting initiatives that drive carbon efficiency, strengthening our position in a market increasingly oriented towards responsible practices.

Vale Divestment

On January 16, 173,073,795 shares issued by Vale, owned by Cosan, representing approximately 4.05% of Vale's voting share capital, were sold. The Company's decision was based solely on the objective of optimizing its capital structure.

For more information, see the Material Fact disclosed by Cosan.

Completion of Norgás Sale by Compass

On November 6, 2024, Compass, a subsidiary, completed the full divestment of its 51% stake in Norgás.

For more information, see the Material Fact disclosed by Compass.

Raízen Portfolio Recycling

In December, Raízen announced the progress of its portfolio recycling process. The company communicated the sale of up to 31 distributed solar generation plant projects, belonging to Raízen Energia S.A., and the gradual reduction of its stake in the Mobility operation in Paraguay, from 50.0% to up to 27.4%.

Incident at the Ilha do Governador Plant

As disclosed in the Material Fact published on February 10, 2025, a fire occurred on February 8 at Moove's manufacturing plant in Ilha do Governador, Rio de Janeiro. The incident was fully controlled, with no casualties or injuries, and no harm to the community or the environment. All containment measures have been and are being taken to prevent any impacts, including social, operational, financial, and environmental.

Since the incident, Moove has been promptly implementing a contingency plan aimed at managing the impacts related to product availability and customer service. As of now, there is no estimate of the effects on the operation. Moove is committed to transparency in communication and focused on restoring maximum productive capacity.

Repurchase Offer for Bonds 2029, 2030, and 2031

On January 31, 2025, the Company announced to the market the repurchase offer for the bonds issued by Cosan Luxembourg: Bonds 2029, Bonds 2030, and Bonds 2031. The total expected amount for the repurchase was up to USD 900 million. On March 5, 2025, the repurchase process was completed, and the total amount offered by the bondholders and accepted by the Company was USD 779 million.

For more information, see the Noticed to the Market released by Cosan.

Appendix II – Financial Statements

Cosan Corporate

Income statement for the period - BRL mln	4Q24	4Q23	Change	3Q24	Change	2024	2023	Change
Net revenue	0	1	-88%	2	-96%	2	3	-20%
Cost of goods and services sold	-	-	n/a	-	n/a	(0)	(4)	-89%
Gross profit	0	1	-88%	2	-96%	2	(1)	n/a
Selling, general & administrative expenses	(40)	(131)	-69%	(114)	-65%	(371)	(461)	-19%
Other net operating income (expenses)	(122)	471	n/a	(20)	n/a	(511)	1,164	n/a
Equity pick-up	(5,212)	2,286	n/a	930	n/a	(2,385)	4,342	n/a
Equity pick-up	(540)	2,286	n/a	930	n/a	2,287	4,342	-47%
Impairment Vale S.A.	(4,672)	-	n/a	-	n/a	(4,672)	-	n/a
Financial results	(2,162)	26	n/a	(521)	n/a	(5,164)	(4,322)	19%
Expenses with income and social contribution taxes	(2,173)	(229)	n/a	65	n/a	(1,099)	1,262	n/a
Non-controlling interest	199	(61)	n/a	(77)	n/a	(137)	(910)	-85%
Discontinued operation	213	-	n/a	28	n/a	241	20	n/a
Net income (Loss)	(9,297)	2,362	n/a	293	n/a	(9,424)	1,094	n/a

Balance sheet - BRL mln	4Q24	3Q24
Cash and cash equivalents	3,384	1,383
Marketable securities	831	946
Other current assets	3,816	2,105
Current assets	8,031	4,434
Investments	34,739	41,988
Derivative financial instruments - LT	1,613	940
Property, plant and equipment	52	51
Intangible assets	10	9
Other non-current assets	3,032	5,206
Non-current assets	39,446	48,194
Total assets	47,477	52,627
Loans and borrowings - ST	443	463
Financial instruments and derivatives - ST	1,075	768
Trade accounts payable	3	3
Dividends payable	47	7
Payroll	43	39
M&A - ST	-	1
Other current liabilities	868	951
Current liabilities	2,479	2,233
Loans and borrowings - LT	28,882	24,383
Financial instruments and derivatives - LT	30	55
M&A - LT	-	1
Other non-current liabilities	2,038	2,353
Non-current liabilities	30,950	26,791
Total liabilities	33,429	29,024
Shareholders' equity	14,048	23,603
Total liabilities and shareholders' equity	47,477	52,627

Cash flow statement - BRL mln	4Q24	4Q23	Change	3Q24	Change
EBITDA	(5,157)	2,630	n/a	830	n/a
Noncash impacts on EBITDA	5,094	(2,669)	n/a	(930)	n/a
Changes in assets and liabilities	(124)	(49)	n/a	50	n/a
Operating financial result	54	68	-20%	74	-27%
Operating cash flow (a)	(133)	(19)	n/a	24	n/a
CAPEX	(6)	(8)	-31%	(5)	16%
Dividends received	999	1,796	-44%	343	n/a
Other	(816)	(16,126)	-95%	(4)	n/a
Cash flow after investments (b)	177	(14,340)	n/a	334	-47%
Cost of debt	2,490	2,237	11%	-	n/a
Loans amortization (Principal)	-	(2,658)	n/a	(1,160)	n/a
Dividends paid (d)	-	(699)	n/a	(57)	n/a
Loans amortization (Interest)	(664)	(522)	27%	(578)	15%
Leasing amortization	(2)	(2)	%	(2)	-%
Derivative	114	(177)	n/a	(92)	n/a
Other	(144)	(0)	n/a	0	n/a
Cash flow from financial activities (c)	1,794	(1,821)	n/a	(1,889)	n/a
Impact of exchange variation and MtM of shares on cash and cash equivalents	43	1,407	-97%	(17)	n/a
Cash generated/(consumed) in the period	1,881	(14,774)	n/a	(1,548)	n/a
Free cash flow to equity (FCFE) (a+b+c-d)	1,839	(15,482)	n/a	(1,474)	n/a

Cosan Consolidated S.A.

Income statement for the period - BRL mln	4Q24	4Q23	Change	3Q24	Change	2024	2023	Change
Net revenue	11,768	9,504	24%	11,646	1%	43,951	39,468	11%
Cost of goods and services sold	(8,361)	(7,069)	18%	(7,809)	7%	(30,236)	(28,550)	6%
Gross profit	3,408	2,435	40%	3,837	-11%	13,715	10,919	26%
Selling, general & administrative expenses	(1,122)	(1,167)	-4%	(1,367)	-18%	(4,421)	(3,879)	14%
Other net operating income (expenses)	858	2,215	-61%	(55)	n/a	(1,606)	3,924	n/a
Financial results	(3,031)	(511)	n/a	(1,417)	n/a	(8,750)	(7,897)	11%
Equity pick-up	(6,032)	488	n/a	507	n/a	(4,183)	2,046	n/a
Equity pick-up	(1,360)	488	n/a	507	n/a	489	2,046	-76%
Impairment Vale S.A.	(4,672)	-	n/a	-	n/a	(4,672)	-	n/a
Expenses with income and social contribution taxes	(2,805)	563	n/a	(510)	n/a	(3,191)	(274)	n/a
Non-controlling interest	(815)	(1,661)	-51%	(734)	11%	(1,262)	(3,790)	-67%
Discontinued operation	242	-	n/a	32	n/a	274	45	n/a
Net income (Loss)	(9,297)	2,362	n/a	293	n/a	(9,424)	1,094	n/a

Balance sheet - BRL mln	4Q24	3Q24
Cash and cash equivalents	16,904	14,628
Marketable securities	3,273	4,679
Other current assets	10,598	12,225
Current assets	30,774	31,531
Marketable securities	113	118
Derivative financial instruments - LT	2,894	1,968
Investments	21,224	26,732
Investment properties	16,819	15,566
Property, plant and equipment	23,019	21,287
Intangible assets	26,331	25,959
Other non-current assets	20,092	21,669
Non-current assets	110,491	113,299
Total assets	141,266	144,830
Loans and borrowings - ST	4,403	4,522
Financial instruments and derivatives - ST	2,504	1,833
Trade accounts payable	5,169	4,513
Payroll	795	679
Other current liabilities	5,042	5,426
Current liabilities	17,913	16,974
Loans and borrowings - LT	62,052	57,473
Financial instruments and derivatives - LT	966	517
Other non-current liabilities	20,936	20,630
Non-current liabilities	83,956	78,620
Total liabilities	101,868	95,594
Shareholders' Equity	39,398	49,236
Total liabilities and shareholders' equity	141,266	144,830

Cash flow statement - BRL mln	4Q24	4Q23	Change	3Q24	Change
EBITDA	(1,679)	4,858	n/a	4,021	n/a
Noncash impacts on EBITDA	5,027	(2,452)	n/a	(369)	n/a
Changes in assets and liabilities	(7)	(802)	-99%	(800)	-99%
Operating financial result	453	494	-8%	539	-16%
Operating cash flow (a)	3,794	2,097	81%	3,390	12%
CAPEX	(2,649)	(1,836)	44%	(1,978)	34%
Dividends received	45	953	-95%	329	-86%
Other	(266)	(16,116)	-98%	(307)	-14%
Cash flow after investments (b)	(2,870)	(16,999)	-83%	(1,956)	47%
Cost of debt	3,677	4,428	-17%	2,506	47%
Loans amortization (Principal)	(1,387)	(4,510)	-69%	(3,058)	-55%
Dividends paid (d)	(661)	(955)	-31%	(581)	14%
Loans amortization (Interest)	(1,244)	(1,106)	12%	(1,263)	-2%
Leasing amortization	(228)	(201)	14%	(388)	-41%
Derivative	(139)	(408)	-66%	(390)	-64%
Other	(213)	(137)	55%	0	n/a
Cash flow from financial activities (c)	(195)	(2,889)	-93%	(3,174)	-94%
Impact of exchange variation and MtM of shares on cash and cash equivalents	137	1,378	-90%	(40)	n/a
Cash generation/(consumed) in the period	866	(16,413)	n/a	(1,780)	n/a
Free cash flow to equity (FCFE) (a+b+c-d)	1,390	(16,836)	n/a	(1,159)	n/a

Appendix III - Segments Reported

Cosan Corporate: Reconciliation of the corporate structure, which comprises: (i) senior management and corporate teams, which incur G&A expenses and other operating income (expenses), including pre-operational investments; (ii) equity income from assets, including the stake held in Vale S.A.; and (iii) the financial result attributed to cash and debts of the parent company, intermediary holding companies (Cosan Oito, Cosan Nove, and Cosan Dez), and offshore financial companies, among other expenses.


Cosan Corporate
Consolidation
Cosan S.A.
Cosan Dez
Cosan Nove
Cosan Oito
Offshores
Others
88.0%
30.4%
70.0%
5.0%
39.1%
~30%
4.15%
Compass
Rumo
Moove
Raízen
Radar
Vale
Cosan S.A. Parent Company
Operational companies
Intermediary holdings and other non-operating companies

Rumo: Brazil's largest independent rail logistics operator, which operates in nine Brazilian states through railroad concessions, providing services of railroad transportation, storage, and transshipment. **Rumo ("RAIL3")** has been listed since 2015 in B3's Novo Mercado segment.

Compass: Compass was created in 2020 with the purpose of expanding and diversifying the gas market in Brazil. In the Natural Gas Distribution segment, Compass has **Comgás** and **Commit**, which holds stakes in concessionaires in different Brazilian states. The Marketing & Services portfolio, through the **Edge** brand, includes TRSP, biomethane contracts and assets, B2B LNG, and trading gas.

Moove: Based in Brazil, Moove produces and distributes lubricants, base oils, and specialties, with operations in 11 countries across South America, North America, and Europe. The company distributes and sells products under the Mobil brand and various proprietary brands for different segments, including industrial, commercial, and passenger/cargo vehicles.

Radar: Includes stakes in the agricultural properties of the companies Radar, Tellus, and Janus, as well as the portfolio manager, represented by the JV with Nuveen, incorporated in March 2024. **Radar** is a reference in agricultural land management and invests in a diversified portfolio with high appreciation potential. Its land portfolio encompassing around 303,000 hectares located in eight Brazilian states.

Raízen: A joint venture created by Cosan and Shell in 2011. **Raízen** is an integrated bioenergy company with a broad portfolio of renewable products and decarbonization solutions. Since August 2021, Raízen has been listed on B3 under the ticker **"RAIZ4"**.

The **Renewables** segment comprises the production, sourcing, marketing, and trading of ethanol; production and marketing of bioenergy; resale and trading of electricity; and production and marketing of other renewable products. The **Sugar** segment involves the production, sourcing, marketing, and trading of sugar. The **Mobility** segment encompasses the trading and marketing of fossil and renewable fuels and lubricants through a franchised network of service stations under the Shell brand across Brazil and Latin America, operating in Argentina and Paraguay.

Vale: Brazilian company that operates in 20 countries in the mining, logistics (rail, ports, terminals and infrastructure), energy, and steel sectors. The result of the investment in Vale is consolidated under the Corporate segment, as described on page 5, and described in this section as part of the portfolio.

Cosan Consolidated Result by Segment

The following table shows the 4Q24 and 2024 results by business unit, as detailed previously, and on a consolidated basis. All information reflects the consolidation of 100% of the results of subsidiaries, regardless of Cosan's stake, since the Company holds a controlling stake in these companies, except for Raízen (IFRS 10 – for more information, see note 9.1 of the Financial Statements). Note that Cosan Corporate is a reconciliation between the Parent Company (Cosan S.A.) and other subsidiaries, as detailed on page 23. The following tables reflect the complete information provided in the Financial Statements of the Company. For the purposes of EBITDA reconciliation and consolidation, in the column "Cosan Consolidated Accounting," "Eliminations" reflect the eliminations of operations among all businesses controlled by Cosan.

Results by Business Unit 4Q24	Cosan Corporate	Rumo	Compass	Moove	Radar	Raízen	Deconsolidation Raízen	Eliminations	Cosan Consolidated
Net revenue	0	3,463	4,899	2,596	830	66,872	(66,872)	(19)	11,768
Cost of goods and services sold	-	(2,014)	(3,923)	(1,860)	(583)	(63,995)	63,995	19	(8,361)
Gross profit	0	1,450	976	736	246	2,877	(2,877)	0	3,408
Gross margin (%)	n/a	42%	20%	28%	30%	4%	-4%	-	29%
Selling expenses	-	(15)	(57)	(349)	-	(1,752)	1,752	-	(420)
General and administrative expenses	(40)	(219)	(263)	(156)	(23)	(694)	694	0	(701)
Other operating income (expenses)	(122)	(560)	250	19	1,271	(284)	284	-	658
Equity pickup	(5,212)	(17)	44	0	2	(39)	39	(848)	(6,032)
Depreciation and amortization	4	564	302	98	0	2,419	(2,419)	-	968
Discontinued operation	213	-	242	-	-	-	-	(213)	242
EBITDA	(5,157)	1,202	1,480	348	1,496	2,527	(2,527)	(1,061)	(1,679)
EBITDA Margin (%)	n/a	35%	30%	13%	n/a	4%	-4%	n/a	-14%
Adjusted EBITDA	(485)	1,687	1,251	297	1,496	3,093	(3,093)	(1,061)	3,166
Adjusted EBITDA Margin (%)	n/a	48%	26%	11%	n/a	5%	-5%	n/a	27%
Depreciation and amortization	(4)	(564)	(302)	(98)	(0)	(2,419)	2,419	-	(968)
Financial result	(2,182)	(735)	(76)	(78)	20	(2,391)	2,391	0	(3,031)
Income and social contribution taxes	(2,173)	(162)	(378)	(15)	(79)	(334)	334	0	(2,805)
Non-controlling interest	199	179	(117)	(47)	(1,028)	(20)	20	(0)	(815)
Net income (Loss)	(9,297)	(80)	622	110	409	(2,636)	2,636	(1,061)	(9,297)

Results by Business Unit 2024	Cosan Corporate	Rumo	Compass	Moove	Radar	Raízen	Deconsolidation Raízen	Eliminations	Cosan Consolidated
Net revenue	2	13,936	18,383	10,248	1,442	251,199	(251,199)	(61)	43,951
Cost of goods and services sold	(0)	(7,534)	(14,707)	(7,310)	(747)	(237,637)	237,637	61	(30,236)
Gross profit	2	6,403	3,676	2,938	695	13,562	(13,562)	-	13,715
Gross margin (%)	98%	46%	20%	29%	48%	5%	-5%	-	31%
Selling expenses	-	(49)	(195)	(1,331)	-	(6,835)	6,835	-	(1,576)
General and administrative expenses	(371)	(682)	(818)	(921)	(73)	(3,020)	3,020	0	(2,845)
Other operating income (expenses)	(511)	(3,298)	852	84	1,265	2,029	(2,029)	-	(1,606)
Equity pickup	(2,385)	33	154	-	22	(236)	236	(2,007)	(4,163)
Depreciation and amortization	16	2,303	1,089	460	0	10,037	(10,037)	-	3,889
Discontinued operation	241	-	274	-	-	-	-	(241)	274
EBITDA	(3,008)	4,732	5,032	1,230	1,909	15,737	(15,737)	(2,248)	7,647
EBITDA Margin (%)	n/a	34%	27%	12%	n/a	6%	-6%	n/a	17%
Adjusted EBITDA	1,684	7,713	4,790	1,386	1,909	12,743	(12,743)	(2,248)	15,213
Adjusted EBITDA Margin (%)	n/a	55%	26%	14%	n/a	5%	-5%	n/a	35%
Depreciation and amortization	(16)	(2,303)	(1,089)	(460)	(0)	(10,037)	10,037	-	(3,889)
Financial result	(5,164)	(2,578)	(854)	(161)	28	(7,273)	7,273	0	(8,750)
Income and social contribution taxes	(1,099)	(800)	(967)	(195)	(130)	(1,103)	1,103	(0)	(3,191)
Non-controlling interest	(137)	658	(392)	(118)	(1,273)	(57)	57	(0)	(1,262)
Net income (loss)	(9,424)	(292)	1,731	276	533	(2,732)	2,732	(2,248)	(9,424)

Appendix IV – Reconciliation of EBITDA Adjustments

With the purpose of maintaining a normalized comparison basis, a description follows of non-recurring effects by business line, as well as the adjustments indicated in the table, following the criteria below:

EBITDA

4Q24 BRL mln	Cosan Corporate	Rumo	Compass	Moove	Radar	Raízen	Deconsolidation JV	Eliminations	Cosan S.A.
Net income (Loss)	(9,297)	(80)	622	110	409	(2,636)	2,636	(1,061)	(9,297)
Profit attributable to non-controlling shareholders	(199)	(179)	117	47	1,028	20	(20)	0	815
Income and social contribution taxes	2,173	162	376	15	79	334	(334)	(0)	2,805
Financial Result	2,162	735	76	78	(20)	2,391	(2,391)	(0)	3,031
Depreciation and amortization	4	564	302	98	0	2,419	(2,419)	-	968
EBITDA	(5,157)	1,202	1,493	348	1,496	2,527	(2,527)	(1,061)	(1,679)
Assets arising from contracts with clients (IFRS 15)	-	-	-	-	-	157	(157)	-	-
Change in Biological asset (IAS 40)	-	-	-	-	-	220	(220)	-	-
Leases (IFRS 16)	-	-	-	-	-	(779)	779	-	-
Non-recurring effects	4,672	465	(242)	(51)	-	968	(968)	-	4,845
Adjusted EBITDA	(485)	1,667	1,251	297	1,496	3,093	(3,093)	(1,061)	3,166

- **Cosan Corporate:**
  - Non-recurring effect: impairment of Vale's investment.
- **Rumo:**
  - Non-recurring effects: provision for Malha Sul's impairment of R$465 million, non-cash.
- **Compass:**
  - Non-recurring effects: capital gain on the sale of Norgás.
- **Moove:**
  - Non-recurring effects: adjustment of the amounts recorded in the context of the preparation of the initial public offering and reversal of part of the expenses related to the recognition of the Stock Option Plan linked to the liquidity event that were provisioned in 3Q24.
- **Raizen:**
  - Assets arising from contracts with clients (IFRS 15): Amortization of bonus amounts advanced to clients (resellers) which are conditioned on deadlines and performance thresholds to be attained, especially the consumption of volumes established in the supply agreement. As the contractual conditions are met, the bonus amounts are amortized and recognized as deductions from net operating revenue.
  - Variation in Biological Assets (IAS 40): Elimination of the variation in the fair value of biological assets that is part of the cost of goods sold (COGS), as it does not reflect the Company's result, but the remeasurement of the result generated from the biological asset in up to two years at market value.
  - Leases (IFRS 16): With the application of IFRS 16 and the new form of booking lease agreements, amortizations of these agreements were included in "Depreciation and Amortization," which is a component of EBITDA calculation, resulting in higher EBITDA.

2024 BRL mln	Cosan Corporate	Rumo	Compass	Moove	Radar	Raízen	Deconsolidation JV	Eliminations	Cosan S.A.
Net income (Loss)	(9,424)	(292)	1,731	276	533	(2,732)	2,732	(2,248)	(9,424)
Profit attributable to non-controlling shareholders	137	(658)	392	118	1,273	57	(57)	0	1,262
Income and social contribution taxes	1,099	800	967	195	130	1,103	(1,103)	0	3,191
Financial Result	5,164	2,578	854	181	(28)	7,273	(7,273)	(0)	8,750
Depreciation and amortization	16	2,303	1,089	460	0	10,037	(10,037)	-	3,868
EBITDA	(3,008)	4,732	5,032	1,230	1,909	15,737	(15,737)	(2,248)	7,647
Assets arising from contracts with clients (IFRS 15)	-	-	-	-	-	672	(672)	-	-
Change in Biological asset (IAS 40)	-	-	-	-	-	294	(294)	-	-
Leases (IFRS 16)	-	-	-	-	-	(3,890)	3,890	-	-
Non-recurring effects	4,872	2,980	(242)	155	-	(70)	70	-	7,566
Adjusted EBITDA	1,864	7,713	4,790	1,386	1,909	12,743	(12,743)	(2,248)	15,213

- **Cosan Corporate:**
  - Non-recurring effect: impairment of Vale's investment.
- **Rumo:**
  - One-time effects: (i) accounting adjustment for impairment in the amount of R$ 3.0 billions in Malha Sul after extreme weather events in Rio Grande do Sul, with no cash effect; and (ii) adjustment of R$ 169 million for price complement in the sale of Rumo's 80% stake in terminals T16 and T19 in Santos.
- **Compass:**
  - Non-recurring effects: capital gain on the sale of Norgás.
- **Moove:**
  - One-time effects: adjustment of the values recorded in the context of the initial public offering preparation and expenses related to the recognition of the Stock Option Plan tied to the liquidity event.
- **Raízen:**
  - Assets arising from contracts with customers (IFRS 15): amortization of advance bonuses to customers (resellers) that are conditioned on terms and performances to be met, especially the consumption of volumes stipulated in the supply contract. As the contractual conditions are met, the bonuses are amortized and recognized as a deduction in the result under the net operating revenue line item.
  - Variation of biological assets (IAS 40): elimination of the variation in the fair value of biological assets that is included in the cost of goods sold (COGS), as it does not reflect the company's result but the remeasurement of the generation of results with the biological asset over up to two years at market value.
  - Leases (IFRS 16): from the application of IFRS 16 and the new way of accounting for lease contracts, the amortizations of these contracts are now included in the total "Depreciation and Amortization," which is a component of the EBITDA calculation, resulting in higher EBITDA.